

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2012

Via E-mail
Mark J. Parrell
Chief Financial Officer
Equity Residential and ERP Operating Limited Partnership
Two North Riverside Plaza
Chicago, IL 60606

> **Re:** **Equity Residential**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 1-12252**
>
> **ERP Operating Limited Partnership**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 0-24920**

Dear Mr. Parrell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Item 2. Properties, page 26

1. Please tell us and clarify your disclosure in future periodic reports to specifically note whether the properties currently in various stages of development and lease-up as disclosed are the total population of non-same store properties as of December 31, 2011. If not, please tell us how you will note the properties classified as non-same store properties in future periodic reports.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Current Environment, page 37

2.   Given the increase in development and redevelopment activities during fiscal year 2011 and those planned in fiscal year 2012, please provide in future periodic filings the total amount of capitalized expenditures, allocated amongst your reportable segments. In addition, please provide the amounts of payroll and associated costs of employees that have been capitalized for all periods presented.

Results of Operations, page 38

3.   You indicate that the primary financial measure for evaluating each of your apartment buildings is net operating income. Please address the following:

   a.   In future periodic filings, please reconcile Net operating income to Net income, not Operating income as currently presented and provide the required disclosures pursuant to Item 10(e) of Regulation S-K for your disclosure of NOI.

   b.   Please define stabilized NOI and how such metric differs, if at all, from same-store NOI.

Consolidated Financial Statements and Schedules, page F-1

Notes to Consolidated Financial Statements, page F-22

16. Commitments and Contingencies, page F-54

4.   We note your December 2011 joint acquisition of vacant land in New York City with Toll Brothers, Inc.   Please address the following:

   a.   Please tell us how you determined that such vacant land should be consolidated and reference the accounting literature relied upon.

   b.   Please tell us and disclose the level of Toll Brothers' involvement in the joint venture developing and constructing the building. In your response, please address which entity has the power, through voting or similar rights, to direct the activities that most significantly impact the economic performance of the joint venture. In addition, please clarify what happens in situations where the parties do not agree and whether contractually one of the parties has the ability to break any deadlock.

   c.   Please tell us how you plan to allocate project construction and development costs between the rental and for sale portions of the property, including the building's common areas. Please also address the ownership of the first floor of the building.

      d. Please tell us how you will account for the deconsolidation of the for sale portion of the building to be acquired by Toll Brothers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief